SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 March 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 26 February 2010
99.2	Holding(s) in Company dated 2 March 2010
99.3	Director/PDMR Shareholding dated 3 March 2010
99.4	Additional Listing dated 8 March 2010
99.5	Director/PDMR Shareholding dated 8 March 2010

Exhibit No:  99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 26 February 2010, InterContinental Hotels Group PLC's issued share capital consists of 287,825,915 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 287,825,915.

The above figure, 287,825,915 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Helen Martin
Assistant Company Secretary
26 February 2010

Exhibit No:  99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	YES
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BLACKROCK, INC.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	25.02.2010
6. Date on which issuer notified:	01.03.2010
7. Threshold(s) that is/are crossed or reached:	BELOW 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	14,061,718	14,061,718	N/A	N/A	14,062,038	N/A	4.89%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD	N/A	N/A	N/A	252,080	Nominal	Delta
					0.09%	0.09%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,314,118	4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 14,314,118 (4.98%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

Exhibit No:  99.3

3 March 2010

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Annual Bonus Plan in respect of the 2006 financial year, the Company was notified on
2
March 2010 that the following numbers of deferred shares (net of income tax liabilities) were transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors and other persons discharging managerial responsibility:

Directors

Number of shares transferred

Andrew Cosslett                                                                  32,917
Richard Solomons                                                              21,067

Other Persons Discharging
Managerial Responsibility

Tom Conophy                                                                      14,208
Kirk Kinsell                                                                           10,002
Tracy Robbins                                                                     14,107

---------------Ends--------------

Name of Contact for this RNS Announcement:

Helen Martin
Tel: 01895 512244
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No:  99.4

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 200,000 Ordinary shares of 13 29/47pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List . The shares shall rank equally with the existing issued shares of the Company.

Exhibit No:  99.5

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RICHARD SOLOMONS - DIRECTOR
CHIEF FINANCIAL OFFICER & HEAD OF COMMERCIAL DEVELOPMENT

KIRK KINSELL - PDMR
PRESIDENT, EMEA

GEORGE TURNER - PDMR
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY

			YES - SPOUSE: KARIN SOLOMONS NO YES - SPOUSE: WENDY TURNER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	RICHARD SOLOMONS KIRK KINSELL GEORGE TURNER		ORDINARY SHARES OF 13 29/47 PENCE EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	AFTER EACH TRANSACTION: RICHARD SOLOMONS 100 KARIN SOLOMONS 371,422 KIRK KINSELL 62,499 GEORGE TURNER 0 WENDY TURNER 13,000		TRANSFER OF 48,779 ORDINARY SHARES TO SPOUSE SALE OF 10,002 ORDINARY SHARES TRANSFER OF 13,000 SHARES TO SPOUSE AND SALE OF 1,669 ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	KIRK KINSELL 10,002 GEORGE TURNER 1,669		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction

RICHARD SOLOMONS:
TRANSFERRED 48,779 SHARES AT NIL CONSIDERATION

KIRK KINSELL:
SOLD 10,002 SHARES AT £9.5091 PER SHARE

GEORGE TURNER:
TRANSFERRED 13,000 SHARES AT NIL CONSIDERATION; AND
SOLD 1,669 SHARES AT £9.5091 PER SHARE

			08 MARCH 2010, UNITED KINGDOM 04 MARCH 2010, UNITED KINGDOM 08 MARCH 2010, UNITED KINGDOM 04 MARCH 2010, UNITED KINGDOM

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	RICHARD SOLOMONS: 1,148,912 INCLUDING ALL NOTIFIABLE INTERESTS KIRK KINSELL: 450,097 INCLUDING ALL NOTIFIABLE INTERESTS GEORGE TURNER: 188,803 INCLUDING ALL NOTIFIABLE INTERESTS		INFORMATION RELATING TO ALL THE TRANSACTIONS BECAME AVAILABLE ON 08 MARCH 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                              01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 08 MARCH 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 March 2010